SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2005

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of November 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated November 11, 2005, entitled "DRDGOLD TO ACQUIRE STAKE IN ASX-LISTED ALLIED GOLD"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 15, 2005   By: / Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

DRDGOLD Limited ((JSE: DRD; NASDAQ: DROOY; ASX: DRD; POM SoX:DRD) announced today that it is to acquire a 5% stake in the Australian Stock Exchange listed Allied Gold Limited (Allied) for AUS$3,032,000.

In a separate transaction, DRDGOLD has also undertaken to, pursuant to any existing Allied shareholder electing not to follow its rights, take up not more than 17,420,000 shares, to be issued by Allied to raise an additional AUS$6,968,000 an issue price of AUS$0,40 per share.

Both these transactions are subject to South African Reserve Bank approval.

The capital raising, which represents approximately 17,5% of Allied's share capital will also be subject to Allied shareholder approval, which Allied has undertaken to seek to obtain by no later than the 20th January 2006.

The funds are to be applied to:-

- Allied Gold's Simberi Gold Oxide Project on Simberi Island in Papua New Guinea (PNG) specifically for preliminary project development, infrastructure and earthworks including the establishment of wharf facilities at Pigiput Bay, process plant and camp earthworks, ringroad and haulroad establishment, and upgrading of the airstrip; and

- Accelerated exploration programmes including geophysical (IP) surveys, RC drilling to expand reserves at existing oxide gold deposits, RC drilling to test new areas for additional oxide gold resources, diamond drilling to expand and upgrade known sulphide gold resources and diamond drilling to test new exploration target for additional sulphide gold resources.

This release is not, and should not be construed as an offer of securities in any jurisdiction where such an offer and sale would be unlawful.